July 26, 2012

U.S. Securities and Exchange Commission
Attn: Peggy Kim, Special Counsel,
Office of Mergers and Acquisitions
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549-3628

Re:    Iowa Renewable Energy, LLC
Amendment No. 1 to Schedule 13E-3 filed July 18, 2012
File No. 0005-86878

Amendment No. 1 to Schedule 14A filed July 18, 2012
File No. 000-52428

Dear Ms. Kim:
We are in receipt of your letter dated July 24, 2012, providing comments on Iowa Renewable Energy, LLC's Amendment No. 1 to Schedule 13E-3 as filed on July 18, 2012 and Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A as filed on July 18, 2012. The purpose of this letter is to provide our response to your comments. To facilitate your review of our responses and the corresponding revisions to the applicable documents, set forth below is each of your comments immediately followed by our response. In addition, we are enclosing a redlined Amendment No. 2 to Schedule 13E-3 and redlined Amendment No. 2 to Schedule 14A, which track all of the revisions made pursuant to your comments as well as additional changes and supplements.
Schedule 13E-3
What does it mean for IRE and our unit holders..., page 2
1.    We note your responses to comments four and 11 in our letter dated June 27, 2012. Please revise, both here and on page 18, to address the loss of the federal reporting obligations for directors, officers and principal security holders.
RESPONSE: We have revised the proxy statement as requested.

Background, page 8

2.    Please revise to identify the members of the deregistration committee.

RESPONSE: We have revised the proxy statement as requested.
Procedural Fairness, page 14

3.    Please revise to add unit holders' inability to acquire or sell additional units after July 3, 2012, which is before the date that unit holders will receive the proxy statement or will vote on the reclassification, as a negative factor.
RESPONSE: We have revised the proxy statement as requested.

Effect on Our Directors and Executive Officers, page 18

4.    Please revise to specifically state that all of your officers and directors other than Mr. Rippey will be receiving Class A units.

RESPONSE: We have revised the proxy statement as requested.

Effects of the Reclassification on Unit Holders of IRE, page 18

5.    Please revise the first paragraph to separately present the benefits and detriments. Refer to Instruction 2 to Item 1013 of Regulation M-A.

RESPONSE: We have revised the proxy statement as requested.

Effects of the Reclassification on Class Unit A Unit Holders, page 20

6.    For ease of investor understanding, please revise the table to present each benefit and detriment separately, as you have done in the comparison chart on page 23. Please add the detrimental effect that the loss of voting rights may have on the market value of Class B units. Please also address, here and in the comparison chart on page 23, the different rights to call a meeting, to nominate directors, and to amend the operating agreement.

RESPONSE: We have revised the proxy statement as requested.

Quorum; Vote Required for Approval, page 29

7.    We note your response to comment 14 in our letter dated June 27, 2012, and that you have deleted your disclosure regarding broker non-votes. Please revise to describe the treatment of broker non-votes. Refer to Item 21(b) of Schedule 14A. In this regard, we note your discussion regarding units held in a brokerage account on page 20.

RESPONSE: We have revised the proxy statement as requested.
Form of Proxy
8.    We note your response to comment two in our letter dated July 27, 2012; however, we reissue that part of our comment asking to revise the proxy card to indicated that it is a "preliminary" copy.
RESPONSE: We have revised the proxy card as requested.
Acknowledgments

IRE is responsible for the adequacy and accuracy of the disclosure in the Schedule 13E-3 and Proxy Statement and any and all exhibits attached thereto.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

IRE may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me with any questions or concerns regarding any of the foregoing matters.

Sincerely,
/s/ Catherine C. Cownie
Catherine C. Cownie